19010804

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2018 (MM/DD/YY) AND ENDING 4/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenneth, Jerome & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

147 Columbia Turnpike
(No. and Street)

Florham Park	NJ	07932
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Kaplon, President 973-966-6669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert L. Kaplon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenneth, Jerome & Co., Inc., as of April 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

Signature

President

Title

ROSEMARIE RODOLA
A Notary Public of New Jersey
ID NO. 2115021
My Commission Expires September 12, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENNETH, JEROME & CO., INC.

AUDITED FINANCIAL STATEMENTS

AND

SUPPLEMENTAL INFORMATION

at April 30, 2019

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Shareholders
Kenneth, Jerome & Co., Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Kenneth, Jerome & Co., Inc. as of April 30, 2019, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Kenneth, Jerome & Co., Inc. as of April 30, 2019 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kenneth, Jerome & Co., Inc.'s management. My responsibility is to express an opinion on Kenneth, Jerome & Co., Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Kenneth, Jerome & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Kenneth, Jerome & Co., Inc.'s financial statements.

The supplemental information is the responsibility of Kenneth, Jerome & Co., Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Kenneth, Jerome & Co., Inc.'s auditor since 2018.

Michael T. Remus, CPA
Hamilton Square, New Jersey
June 18, 2019

Kenneth, Jerome & Co., Inc.
Statement of Financial Condition
as of April 30, 2019

ASSETS

Current Assets:		
Cash	$	56,633
Deposit at clearing broker		25,000
Commissions receivable		19,570
Total Current Assets		101,203
Total Assets	$	101,203

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	9,839
Total Current Liabilities		9,839
Shareholder's Equity:		
Common stock, 1,000 shares authorizied issued and outstanding		370
Additional paid in capital		30,000
Retained earnings		60,994
Total Shareholder's Equity		91,364
Total Liabilities & Shareholder's Equity	$	101,203

See accompanying notes.

Kenneth, Jerome & Co., Inc.
STATEMENT OF OPERATIONS
Year Ended April 30, 2019

REVENUES		
Commissions and other revenues	$	549,433
Less: Clearing expenses		(64,188)
12-b-1 fees		61,982
Gross Margin		547,227
OPERATING EXPENSES		
Employee compensation & benefits		312,311
Commissions		90,457
Communication & Data Processing		18,877
Professional Fees		8,390
Occupancy		18,939
Regulatory Fees		12,917
General & Administrative		73,130
		535,021
Income from operations		12,206
Other Income:		
Interest income		24
Net income before income tax provision		12,230
Provision for income taxes		(1,500)
Net Income	$	10,730

See accompanying notes.

Kenneth, Jerome & Co., Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended April 30, 2019

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at April 30, 2018	$ 370	$ 30,000	$ 50,264	$ 80,634
Net Income			10,730	10,730
Balance at April 30, 2019	$ 370	$ 30,000	$ 60,994	$ 91,364

See accompanying notes.

Kenneth, Jerome & Co., Inc.

Statement of Cash Flows
For the Year Ended April 30, 2019

Cash Flows From Operating Activities:		
Net Income	$	10,730
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
(Increase) Decrease in Operating Assets:		
Commissions receivable		(460)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		2,354
Net cash provided by operating activities		12,624
Net increase in cash		12,624
Cash at April 30, 2018		44,009
Cash at April 30, 2019	$	56,633
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	1,500
Cash paid for interest	$	-

See accompanying notes.

Kenneth, Jerome & Co., Inc.
Notes To Financial Statements
April 30, 2019

1 Organization and Nature of Business

Kenneth Jerome & Co., Inc. (the Company) is a privately held corporation formed for the purpose of conducting business as a securities broker dealer (BD). As a BD the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at April 30, 2019. Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation.

(d*) Commission Revenue*

Commission revenues and related clearing expenses are recorded when they become due in accordance with Topic 606 and when all performance obligations have been satisfied.

(e) Income Taxes

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the Company's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at April 30, 2019. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2014.

In addition, no income tax related penalties or interest have been recorded for the year ended April 30, 2019.

(f) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

3 Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At April 30, 2019, the Company had net capital of $91,364, which was $41,364 in excess of its required minimum net capital of $50,000. The Company had an AI/NC ratio of 10.77%.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption.

4 Leases

The Company is committed to a non-cancelable lease for office space in Florham Park, New Jersey, which will expire on September 30, 2019. The agreement is dated January 20, 1997 as amended on July 25, 2018. The remaining minimum payments due under the lease are as follows:

2019	$8,580

Rent expense for the year ended April 30, 2019 was $18,939.

5 Concentrations and Economic Dependency

The Company's revenues are related to commissions as discussed in Note 2 above. There is no assurance of future revenues from these transactions.

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through April 30, 2019. As of April 30, 2019 there were no cash balances held in any accounts that were not fully insured.

6 Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of April 30, 2 019 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at April 30, 2019 or during the year then ended.

8 Related Party Transactions

During the year, the Company paid a salary to its two principal shareholders in the amount of $99,103 in accordance with its routine practice.

9 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At April 30, 2019 the Company had implemented such policies and procedures.

10 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of June 18, 2019 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of April 30, 2019

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Shareholder's
Kenneth, Jerome & Co., Inc.

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Kenneth, Jerome & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kenneth, Jerome & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) Kenneth, Jerome & Co., Inc. stated that Kenneth, Jerome & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kenneth, Jerome & Co., Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kenneth, Jerome & Co., Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
June 18, 2019

KENNETH, JEROME & Co., INC.

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
April 30, 2019

Schedule I

NET CAPITAL

Shareholder's Equity	$	91,364
NET CAPITAL		91,364
Minimum Required Net Capital		50,000
Excess Net Capital	$	41,364
AI/NC Ratio		10.77%

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of April 30, 2019)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	91,364
Net Capital, per above		91,364
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of April 30, 2019.

Kenneth, Jerome & Co., Inc.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED April 30, 2019

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Kenneth, Jerome & Co., Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Kenneth, Jerome & Co., Inc.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of April 30, 2019

"EXEMPT UNDER 15c3-3(k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Kenneth, Jerome & Co., Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended April 30, 2019 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $50,000.

Kenneth, Jerome & Co., Inc.
147 Columbia Turnpike
Florham Park, New Jersey 07932
(973) 966-6669

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Kenneth, Jerome & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.P.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.P.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.P.R. 5240.15c3-3 under the following provisions of 17 C.P.R. 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.P.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Kenneth, Jerome & Co., Inc.

I, Robert L. Kaplon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Robert L. Kaplon

Title: President